SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)

Ingram Micro Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

457153 10 4
(CUSIP Number)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martha R. Ingram
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 349,053
	6.	SHARED VOTING POWER 5,135,634
	7.	SOLE DISPOSITIVE POWER 349,053
	8.	SHARED DISPOSITIVE POWER 5,135,634
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,484,687
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 5,099,259
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 5,099,259
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,099,259
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Martha and Bronson Ingram Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)	☐ ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 36,375
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 36,375
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,375
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Ingram Micro Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1600 E. St. Andrew Place Santa Ana, CA 92705

Item 2(a).	Name of Person Filing:

Martha R. Ingram

QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995 (“QTIP Trust”)

The Martha and Bronson Ingram Foundation (“The Ingram Foundation”)

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Martha R. Ingram is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

The address of QTIP Trust and The Ingram Foundation is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

Item 2(c).	Citizenship:

Each of the persons filing this statement is a United States citizen, corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

457153 10 4

Item 3.	Type of Reporting Person:

N/A

Item 4.	Ownership.

	Beneficial Ownership at 12/31/08 (1) (2)	% of Common Stock at 12/31/08 (2)
Martha R. Ingram	5,484,687 (3)	3.4%
QTIP Trust	5,099,259	3.2%
The Ingram Foundation	36,375	0.02%

(1)	Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

(2)
Pursuant to Rule 13d-3 promulgated under the Exchange Act, as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security.  A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date.  For purposes of calculating the ownership percentage of any person named above, any securities that any person other than such person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(3)
Includes options exercisable for 113,219 shares of Common Stock held by Martha R. Ingram.  Also includes the shares held by QTIP Trust and The Ingram Foundation with respect to which Martha R. Ingram acts as a trustee and shares voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Martha R. Ingram ceases to be a 13G filer with this filing, as ownership (including shares held by QTIP Trust and The Ingram Foundation) has dropped to less than 5%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 12, 2009

LILY YAN AREVALO

For each of:

Martha R. Ingram

Martha R. Ingram as co-trustee for the QTIP MARITAL TRUST CREATED UNDER THE E. BRONSON INGRAM REVOCABLE TRUST AGREEMENT DATED JANUARY 4, 1995

Martha R. Ingram as trustee for THE MARTHA AND BRONSON INGRAM FOUNDATION

/s/ Lily Yan Arevalo
Name: Lily Yan Arevalo
Title: Attorney-in-Fact

Exhibit Index

Exhibit		Page

1.	Names of Reporting Persons

2.	Power of Attorney for (A) Martha R. Ingram and (B) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995

3.	Power of Attorney for The Martha and Bronson Ingram Foundation